EXHIBIT 11
                                                            ----------
BRISTOL-MYERS SQUIBB COMPANY
Exhibit With Respect to Omission of Dilutive Elements
In Primary and Fully Diluted Earnings Per Share



EFFECT OF EXERCISE OF STOCK OPTIONS AND WARRANTS ON PRIMARY EARNINGS PER
SHARE:
-------------------------------------------------------------------------------
                                               1996           1995         1994
                                       ------------   ------------ ------------

(1)Average market price of Common
Stock during year                            $46.05        $34.445      $27.945

(2)Number of shares under option
and warrant at year-end for which
exercise price is below (1)              65,756,856     53,489,758   23,269,782

(3)Aggregate proceeds to be
received upon exercise of shares
in (2)                               $2,452,537,830 $1,616,061,831 $570,433,755

(4)Shares deemed repurchased under
treasury stock method (3) divided
by (1)                                   53,258,150     46,917,167   20,412,730

(5)Additional shares deemed
outstanding (2) - (4)                    12,498,706      6,572,591    2,857,052

(6)(5) as a percentage of number of
shares used in computing earnings
per share                                     1.25%           .65%         .28%



In view of the above percentages, the effect of assumed exercise of stock options and warrants was considered not dilutive in accordance with Footnote 2 to paragraph 14 of APB Opinion #15.






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BRISTOL-MYERS SQUIBB COMPANY
Exhibit With Respect to Omission of Dilutive Elements
 In Primary and Fully Diluted Earnings Per Share


EFFECT OF CONVERSION OF PREFERRED STOCK AND EXERCISE OF STOCK OPTIONS AND WARRANTS ON FULLY DILUTED EARNINGS PER SHARE:
---------------------------------------------


                                               1996           1995          1994
                                      -------------  ------------- -------------
Restatement of Shares:

(1) Shares used in computing earnings
per share                             1,003,746,162  1,012,140,314 1,017,444,798
(2) Additional shares deemed
outstanding:
(a) Upon issuance pursuant to stock
plans, options, rights and warrants
after assumed repurchase of shares       17,985,314     13,678,552     4,778,406
(b) Upon conversion of preferred
stock outstanding at conversion
rate of 848/100 per common share            129,278        161,316       185,348
                                      -------------  ------------- -------------
(3) Shares assumed to be outstanding
for fully diluted computation         1,021,860,754  1,025,980,182 1,022,408,552
                                      =============  ============= =============

Restatement of Earnings:

(4) Net earnings applicable to      $2,849,506,000 $1,811,562,000 $1,842,446,000
Common Stock:

(5) Dividends on Preferred Stock            33,000         41,000         48,000
                                    -------------- --------------  -------------
(6) Pro forma earnings applicable
to Common Stock                     $2,849,539,000 $1,811,603,000 $1,842,494,000
                                    ============== ============== ==============

(7) Pro forma fully diluted
earnings per share:                           $2.79         $1.765         $1.80

(8) Reported per share:                       $2.84          $1.79         $1.81

(9) Dilution:                                 1.76%          1.40%          .55%


In view of the above percentages, the effect of assumed issuance pursuant to stock plans, options, rights and warrants and conversions of Preferred Stock was considered not dilutive in accordance with Footnote 2 to paragraph 14 of APB Opinion #15.


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